Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended March 31, 2023

(Expressed in thousands of US dollars, except share, per share, cost data, and production data, or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Fiscal Year 2023 Highlights	2
3.	Fourth Quarter of Fiscal Year 2023 Highlights	3
4.	Operating Performance	4
5.	Fiscal 2024 Operating Outlook	13
6.	Investment in Associates	15
7.	Overview of Financial Results	16
8.	Liquidity, Capital Resources, and Contractual Obligations	23
9.	Environmental Rehabilitation Provision	25
10.	Risks and Uncertainties	25
11.	Off-Balance Sheet Arrangements	32
12.	Transactions with Related Parties	33
13.	Alternative Performance (Non-IFRS) Measures	33
14.	Critical Accounting Policies, Judgments, and Estimates	37
15.	New Accounting Standards	38
16.	Other MD&A Requirements	39
17.	Outstanding Share Data	39
18.	Corporate Governances, Safety, Environmental and Social Responsibility	39
19.	Disclosure Controls and Procedures	41
20.	Management’s Report on Internal Control over Financial Reporting	41
21.	Changes in Internal Control over Financial Reporting	42
22.	Subsequent Event	42
23.	Directors and Officers	43
Technical Information		43
Forward Looking Statements		43

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the years ended March 31, 2023 and 2022 and the related notes contains therein. The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2023 and 2022. This MD&A refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, working capital, silver equivalent, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, all-in sustaining production costs per tonne, and all-in production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 13, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of May 24, 2023 and expressed in thousands of U.S. dollars, except share, per share, unit cost data, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cashflow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American under the symbol “SVM”.

2.	Fiscal 2023 Highlights

●	Mined 1,068,983 tonnes of ore, milled 1,072,654 tonnes of ore, and produced approximately 6.6 million ounces of silver, 4,400 ounces of gold, or approximately 7.0 million ounces of silver equivalent[1] plus 68.1 million pounds of lead, and 23.5 million pounds of zinc;

●	Sold approximately 6.6 million ounces of silver, 4,400 ounces of gold, 65.7 million pounds of lead, and 23.4 million pounds of zinc, for revenue of $208.1 million;

●	Reported net income attributable to equity shareholders of $20.6 million, or $0.12 per share;

●	Realized adjusted earnings[1] attributable to equity shareholders of $37.0 million, or $0.21 per share. The adjustments were made to remove impacts from non-recurring items, share-based compensation, foreign exchange gain/loss, impairment adjustments and reversals, gain/loss on equity investments, dilution gain/loss, and the share of associates’ operating results;

●	Generated cash flow from operating activities of $85.6 million;

●	Cash cost per ounce of silver[1], net of by-product credits, of negative $0.42;

●	All-in sustaining cost per ounce of silver[1], net of by-product credits, of $9.73;

1 Non-IFRS measures, please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

●	Paid $4.4 million of dividends to the Company’s shareholders;

●	Spent $2.1 million to buy back 838,237 common shares of the Company under its Normal Course Issuer Bid;

●	Spent and capitalized $8.3 million on exploration drilling, $34.0 million on underground development and exploration tunneling, and $15.6 million on equipment and facilities, including $4.8 million on construction of the new mill and tailings storage facility; and

●	Strong balance sheet with $203.3 million in cash and cash equivalents and short-term investments. The Company holds further equity investment portfolio in associates and other companies with a total market value of $141.9 million as at March 31, 2023.

3.	Fourth Quarter of Fiscal Year 2023 Highlights

●	Mined 181,848 tonnes of ore, milled 179,393 tonnes of ore, and produced approximately 1.1 million ounces of silver, 1,000 ounces of gold, or approximately 1.2 million ounces of silver equivalent plus 10.9 million pounds of lead, and 3.6 million pounds of zinc;

●	Sold approximately 1.1 million ounces of silver, 1,000 ounces of gold, 10.0 million pounds of lead, and 3.5 million pounds of zinc, for revenue of $34.1 million;

●	Realized adjusted earnings attributable to equity holders[1] of $5.0 million, or $0.03 per share;

●	Reported net income attributable to equity holders of $0.2 million, or $0.00 per share;

●	Cash costs per ounce of silver, net of by-product credits[1], of $0.92;

●	All-in sustaining costs per ounce of silver, net of by-product credits[1], of $13.85;

●	Generated cash flow from operating activities of $5.7 million; and

●	Spent and capitalized $1.0 on exploration drilling, $5.9 million on underground development and exploration tunneling, and $2.5 million on equipment and facilities.

1 Non-IFRS measures, please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

4.	Operating Performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the three months and the years ended March 31, 2023 and 2022:

Consolidated	Three months ended March 31,			Year ended March 31,
	2023	2022	Changes	2023	2022	Changes

Production Data
Ore Mined (tonne)	181,848	180,505	1%	1,068,983	996,280	7%
Ore Milled (tonne)	179,393	182,670	-2%	1,072,654	1,002,335	7%

Average Head Grades
Silver (grams/tonne)	210	213	-1%	209	209	0%
Lead (%)	3.0	3.2	-7%	3.1	3.2	-2%
Zinc (%)	1.1	1.4	-19%	1.3	1.5	-16%

Average Recovery Rates
Silver (%)	93.3	94.2	-1%	94.2	93.8	0%
Lead (%)	94.7	95.2	-1%	94.4	94.6	0%
Zinc (%)	81.0	75.8	7%	79.5	79.3	0%

Metal Production
Silver (in thousands of ounces)	1,106	1,146	-3%	6,617	6,149	8%
Gold (in thousands of ounces)	1.0	0.5	100%	4.4	3.4	29%
Lead (in thousands of pounds)	10,938	11,962	-9%	68,068	64,431	6%
Zinc (in thousands of pounds)	3,577	4,101	-13%	23,463	26,812	-12%

Cost Data*
Mining costs ($/tonne)	73.57	73.52	0%	68.17	68.90	-1%
Shipping costs ($/tonne)	2.51	2.81	-11%	2.66	2.52	6%
Milling costs ($/tonne)	16.77	16.45	2%	13.20	13.43	-2%
Production costs ($/tonne)	92.85	92.78	0%	84.03	84.85	-1%
All-in sustaining production costs ($/tonne)	165.68	171.56	-3%	142.08	141.54	0%

Cash cost per ounce of silver, net of by-product credits ($)	0.92	(0.54)	270%	(0.42)	(1.29)	67%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	13.85	12.60	10%	9.73	8.77	11%

*Alternative performance (non-IFRS) measure. Please refer to section 13 for reconciliation.

(i)	Mine and Mill Production

For the year ended March 31, 2023 (“Fiscal 2023”), the Company mined 1,068,983 tonnes of ore and milled 1,072,654 tonnes of ore, both up 7% compared to 996,280 tonnes of ore mined and 1,002,335 tonnes of ore milled in the year ended March 31, 2022 (“Fiscal 2022”).

For the three months ended March 31, 2023 (“Q4 Fiscal 2023”), the Company mined 181,848 tonnes of ore, up 1% compared to 180,505 tonnes in the three months ended March 31, 2022 (“Q4 Fiscal 2022”). Ore milled in Q4 Fiscal 2023 was 179,393 tonnes, down 2% compared to 182,670 tonnes in Q4 Fiscal 2022.

(ii)	Metal Production

In Fiscal 2023, the Company produced approximately 6.6 million ounces of silver, 4,400 ounces of gold, 68.1 million pounds of lead, and 23.5 million pounds of zinc, representing increases of 8%, 29% and 6%, respectively, in silver, gold and lead production, and a decrease of 12% in zinc production over Fiscal 2022.

In Q4 Fiscal 2023, the Company produced approximately 1.1 million ounces of silver, 1,000 ounces of gold, 10.9 million pounds of lead, and 3.6 million pounds of zinc, representing an increase of 100% in gold production, and decreases of 3%, 9% and 13%, respectively, in silver, lead and zinc production over Q4 Fiscal 2022.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

(iii)	Per Tonne Costs[1]

In Fiscal 2023, the consolidated mining costs were $68.17 per tonne, down 1% compared to $68.90 in Fiscal 2022. The consolidated milling costs were $13.20 per tonne, down 2% compared to $13.43 in Fiscal 2022.

Correspondingly, the consolidated production costs were $84.03 per tonne, down 1% compared to $84.85 in Fiscal 2022, while the all-in sustaining production costs per tonne of ore processed were $142.08, a slight increase compared to $141.54 in Fiscal 2022.

In Q4 Fiscal 2023, the consolidated mining costs were $73.57 per tonne, relatively the same compared to $73.52 per tonne in Q4 Fiscal 2022, while the consolidated milling costs were $16.77 per tonne, up 2% compared to $16.45 per tonne in Q4 Fiscal 2022.

Correspondingly, the consolidated production costs were $92.85 per tonne, relatively the same compared to $92.78 per tonne in Q4 Fiscal 2022, and the all-in sustaining production costs per tonne of ore processed were $165.68, down 3% compared to $171.56 in Q4 Fiscal 2022.

The per tonne costs in Fiscal 2023 was mainly impacted by inflation factors partially offset by the depreciation of the Chinese yuan against the US dollar.

(iv)	Costs per Ounce of Silver, Net of By-Product Credits[1]

In Fiscal 2023, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $0.42, compared to negative $1.29 in the prior year quarter. The increase was mainly due to a decrease of $2.1 million in by-product credits and an increase of $3.2 million in expensed production costs.

The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $9.73 compared to $8.77 in Fiscal 2022. The increase was mainly due to i) the increase in the consolidated cash costs per ounce of silver as discussed above, ii) an increase of $7.7 million in sustaining capital expenditures offset by a decrease of $2.7 million in administrative expenses and mineral resources tax.

In Q4 Fiscal 2023, the consolidated cash costs per ounce of silver, net of by-product credits, were $0.92, compared to negative $0.54 in the prior year quarter. The increase was mainly due to a decrease of $4.2 million in by-product credits offset by a decrease of $2.6 million in expensed production costs. The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $13.85 compared to $12.60 in Q4 Fiscal 2022. The increase was mainly due to the increase in the consolidated cash costs per ounce of silver in the current quarter as discussed above.

1 Non-IFRS measures, please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

(v)	Exploration and Development

The development work and capital expenditures in Fiscal 2023 are summarized as follows:

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Fiscal 2023
Ying Mining District	6,944	$5,173	62,105	$24,782	124,533	$5,677	$12,478	$48,110	32,870	124,874
GC Mine	-	-	12,722	4,023	22,024	816	2,816	7,655	7,071	43,375
Corporate and other	-	-	-	-	8,485	1,783	275	2,058	-	-
Consolidated	6,944	$5,173	74,827	$28,805	155,042	$8,276	$15,569	$57,823	39,941	168,249

Fiscal 2022
Ying Mining District	7,279	$4,858	53,032	$21,851	135,390	$10,598	$8,609	$45,916	25,134	216,068
GC Mine	1,012	1,218	12,739	3,049	6,317	240	504	5,011	6,167	60,382
Corporate and other	-	-	-	-	7,971	2,612	452	3,064	-	-
Consolidated	8,291	$6,076	65,771	$24,900	149,678	$13,450	$9,565	$53,991	31,301	276,450

Changes (%)
Ying Mining District	-5%	6%	17%	13%	-8%	-46%	45%	5%	31%	-42%
GC Mine	-100%	-100%	(0.00)	32%	249%	240%	459%	53%	15%	-28%
Corporate and other	-	-	-	-	6%	-32%	-39%	-33%	-	-
Consolidated	-16%	-15%	14%	16%	4%	-38%	63%	7%	28%	-39%

In Fiscal 2023, on a consolidated basis, a total of 323,291 metres or $13.0 million worth of diamond drilling were completed (Fiscal 2022 – 426,128 metres or $20.7 million), of which approximately 168,249 metres or $4.7 million worth of diamond drilling were expensed as part of mining costs (Fiscal 2022– 276,450 metres or $7.2 million) and approximately 155,042 metres or $8.3 million worth of diamond drilling were capitalized (Fiscal 2022– 149,678 metres or $13.5 million). In addition, approximately 39,941 metres or $14.6 million worth of mining preparation tunnels were completed and expensed as part of mining costs (Fiscal 2022 – 31,301 metres or $11.6 million), and approximately 81,771 metres or $34.0 million worth of tunnels, raises, ramps and declines were completed and capitalized (Fiscal 2022 – 74,062 metres or $31.0 million).

The following table summarizes the development work and capital expenditures in Q4 Fiscal 2023.

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q4 Fiscal 2023
Ying Mining District	1,475	$1,046	10,987	$4,146	16,510	$744	2,200	$8,136	6,708	14,425
GC Mine	-	-	2,219	748	6,972	261	97	1,106	1,492	3,720
Corporate and other	-	-	-	-	-	39	176	215	-	-
Consolidated	1,475	$1,046	13,206	$4,894	23,482	$1,044	$2,473	$9,457	8,200	18,145

Q4 Fiscal 2022
Ying Mining District	1,166	$917	10,437	$4,412	13,423	$1,439	2,270	$9,038	4,355	42,050
GC Mine	40	166	1,697	546	2,332	94	346	1,152	1,333	8,334
Corporate and other	-	-	-	-	-	(244)	14	(230)	-	-
Consolidated	1,206	$1,083	12,134	$4,958	15,755	$1,289	$2,630	$9,960	5,688	50,384

Variances (%)
Ying Mining District	27%	14%	5%	-6%	23%	-48%	-3%	-10%	54%	-66%
GC Mine	-100%	-100%	31%	37%	199%	178%	-72%	-4%	12%	-55%
Corporate and other	-	-	-	-	-	-116%	1157%	-193%	-	-
Consolidated	22%	-3%	9%	-1%	49%	-19%	-6%	-5%	44%	-64%

In Q4 Fiscal 2023, on a consolidated basis, a total of 41,627 metres or $1.5 million worth of diamond drilling were completed (Q4 Fiscal 2022 – 66,139 metres or $2.4 million), of which approximately 18,145 metres or $0.5 million worth of diamond drilling were expensed as part of mining costs (Q4 Fiscal 2022 – 50,384 metres or $1.2 million) and approximately 23,482 metres or $1.0 million worth of diamond drilling were capitalized (Q4 Fiscal 2022 – 15,755 metres or $1.3 million). In addition, approximately 8,200 metres or $2.7 million worth of mining preparation tunnels were completed and expensed as part of mining costs (Q4 Fiscal 2022 – 5,688 metres or $2.1 million), and approximately 14,681 metres or $5.9 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q4 Fiscal 2022 – 13,340 metres or $5.9 million).

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three months and the year ended March 31, 2023 and 2022. The Ying Mining District is the Company’s primary source of production, and consists of four mining licenses, including the SGX, HPG, TLP-LME-LMW, and DCG mines.

Ying Mining District	Three months ended March 31,			Year ended March 31,
	2023	2022	Changes	2023	2022	Changes

Production Data
Ore Mined (tonne)	132,205	130,612	1%	769,024	681,398	13%
Ore Milled (tonne)	130,910	131,731	-1%	773,057	684,293	13%

Average Head Grades
Silver (grams/tonne)	255	271	-6%	261	272	-4%
Lead (%)	3.6	3.9	-7%	3.8	3.9	-2%
Zinc (%)	0.6	0.8	-25%	0.7	0.8	-15%

Average Recovery Rates
Silver (%) **	95.2	95.2	-0%	95..6	95.1	0%
Lead (%)	95.3	96.1	-1%	95.0	95.6	-1%
Zinc (%)	68.3	57.4	19%	63.2	59.7	6%

Metal Production
Silver (in thousands of ounces)	997	1,062	-6%	6,024	5,509	9%
Gold (in thousands of ounces)	1.0	0.5	100%	4.4	3.4	29%
Lead (in thousands of pounds)	9,688	10,542	-8%	60,254	54,883	10%
Zinc (in thousands of pounds)	1,164	1,317	-12%	7,150	6,767	6%

Cost Data*
Mining costs ($/tonne)	83.76	84.19	-1%	78.63	81.98	-4%
Shipping costs ($/tonne)	3.43	3.90	-12%	3.68	3.68	0%
Milling costs ($/tonne)	15.23	14.40	6%	11.76	12.10	-3%
Production costs ($/tonne)	102.42	102.49	0%	94.07	97.76	-4%
All-in sustaining production costs ($/tonne)	170.69	172.63	-1%	146.59	147.52	-1%

Cash cost per ounce of silver, net of by-product credits ($)	1.37	1.21	13%	0.88	0.96	-8%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	11.33	10.76	5%	8.29	7.93	5%

*Alternative performance (non-IFRS) measure. Please refer to section 13 for reconciliation.

Fiscal 2023 vs. Fiscal 2022

In Fiscal 2023, a total of 769,024 tonnes of ore were mined and 773,057 tonnes of ore were milled at the Ying Mining District, both up 13% compared to 681,398 tonnes mined and 684,293 tonnes milled in Fiscal 2022.

Average head grades of ore processed were 261 g/t for silver, 3.8% for lead, and 0.7% for zinc compared to 272 g/t for silver, 3.9% for lead, and 0.8% for zinc in Fiscal 2022.

Metals produced at the Ying Mining District were approximately 6.0 million ounces of silver, 4,400 ounces of gold, 60.3 million pounds of lead, and 7.2 million pounds of zinc, up 9%, 29%, 10%, and 6%, respectively, compared to 5.5 million ounces of silver, 3,400 ounces of gold, 54.9 million pounds of lead, and 6.8 million pounds of zinc in Fiscal 2022.

In Fiscal 2023, the mining costs at the Ying Mining District were $78.63 per tonne, down 4% compared to $81.98 in the Fiscal 2022, while the milling costs were $11.76 per tonne, down 3% compared to $12.10 in Fiscal 2022. The decrease was mainly due to the depreciation of the Chinese yuan against the US dollar partially offset by the inflation factors.

Correspondingly, the production costs per tonne of ore processed were $94.07, down 4% compared to $97.76 in Fiscal 2022, while the all-in sustaining costs per tonne of ore processed was $146.59, down 1% compared to $147.52 in Fiscal 2022.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

The cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were $0.88, down 8% compared to $0.96 in Fiscal 2022. The decrease was mainly due to the decrease in per tonne production costs and the increase in silver production, resulting in lower costs per ounce of silver. The all-in sustaining costs per ounce of silver, net of by-product credits were $8.29, up 5% compared to $7.93 in Fiscal 2022. The increase was mainly due to an increase of $7.3 million in sustaining capital expenditures.

In Fiscal 2023, a total of 249,407 metres or $9.1 million worth of diamond drilling were completed (Fiscal 2022– 351,458 metres or $15.6 million), of which approximately 124,874 metres or $3.4 million worth of diamond drilling were expensed as part of mining costs (Fiscal 2022– 216,068 metres or $5.0 million) and approximately 124,533 metres or $5.7 million worth of diamond drilling were capitalized (Fiscal 2022– 135,390 metres or $10.6 million). In addition, approximately 32,870 metres or $12.5 million worth of mining preparation tunnels were completed and expensed as part of mining costs (Fiscal 2022– 25,134 metres or $9.9 million), and approximately 69,049 metres or $30.0 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2022– 60,311 metres or $26.7 million).

Q4 Fiscal 2023 vs. Q4 Fiscal 2022

In Q4 Fiscal 2023, a total of 132,205 tonnes of ore were mined at the Ying Mining District, up 1% compared to 130,612 tonnes mined in Q4 Fiscal 2022, while 130,910 tonnes of ore were milled, down 1% compared to 131,731 tonnes milled in Q4 Fiscal 2022.

Average head grades of ore processed were 255 g/t for silver, 3.6% for lead, and 0.6% for zinc compared to 271 g/t for silver, 3.9% for lead, and 0.8% for zinc in Q4 Fiscal 2022.

Metals produced at the Ying Mining District were approximately 1.0 million ounces of silver, 1,000 ounces of gold, 9.7 million pounds of lead, and 1.2 million pounds of zinc, down 6%, 8%, and 12%, respectively, compared to 1.1 million ounces of silver, 10.5 million pounds of lead, 1.3 million pounds of zinc in Q4 Fiscal 2022, and an increase of 100% compared to 500 ounces of gold in Q4 Fiscal 2022.

In Q4 Fiscal 2023, the mining costs at the Ying Mining District were $83.76 per tonne, down 1% compared to $84.19 in Q4 Fiscal 2022, while the milling costs were $15.23 per tonne, up 6% compared to $14.40 in Q4 Fiscal 2022.

The production costs per tonne of ore processed were $102.42, relatively the same compared to $102.49 in Q4 Fiscal 2022. The all-in sustaining costs per tonne of ore processed were $170.69, down 1% compared to $172.63 in Q4 Fiscal 2022.

In Q4 Fiscal 2023, the cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were $1.37, up 13% compared to $1.21 in Q4 Fiscal 2022. The increase was primarily due to the decrease in silver production, resulting in higher costs per ounce of silver. The all-in sustaining costs per ounce of silver, net of by-product credits were $11.33, up 5% compared to $10.76 in Q4 Fiscal 2022. The increase was mainly due to the increase in the cash costs per ounce of silver.

In Q4 Fiscal 2023, a total of 30,935 metres or $1.2 million worth of diamond drilling were completed (Q4 Fiscal 2022 – 55,473 metres or $2.2 million), of which approximately 14,425 metres or $0.4 million worth of diamond drilling were expensed as part of mining costs (Q4 Fiscal 2022 – 42,050 metres or $0.8 million) and approximately 16,510 metres or $0.7 million worth of diamond drilling were capitalized (Q4 Fiscal 2022 – 13,423 metres or $1.4 million). In addition, approximately 6,708 metres or $2.2 million worth of mining preparation tunnels were completed and expensed as part of mining costs (Q4 Fiscal 2022 – 4,355 metres or $1.7 million), and approximately 12,462 metres or $5.2 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q4 Fiscal 2022 – 11,603 metres or $5.2 million).

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three months and the year ended March 31, 2023 and 2022:

	Three months ended March 31,			Year ended March 31,
	2023	2022	Changes	2023	2022	Changes

Production Data
Ore Mined (tonne)	49,643	49,893	-1%	299,959	314,882	-5%
Ore Milled (tonne)	48,483	50,939	-5%	299,597	318,042	-6%

Average Head Grades
Silver (grams/tonne)	88	62	42%	75	75	0%
Lead (%)	1.3	1.4	-8%	1.3	1.5	-12%
Zinc (%)	2.5	2.8	-10%	2.8	3.2	-14%

Average Recovery Rates
Silver (%) **	78.9	82.4	-4%	81.9	83.8	-2%
Lead (%)	90.9	88.7	2%	89.8	89.2	1%
Zinc (%)	89.3	89.8	-1%	89.9	89.6	0%

Metal Production
Silver (in thousands of ounces)	109	84	30%	593	640	-7%
Lead (in thousands of pounds)	1,250	1,420	-12%	7,814	9,548	-18%
Zinc (in thousands of pounds)	2,413	2,784	-13%	16,313	20,045	-19%

Cost Data*
Mining costs ($/tonne)	46.43	45.58	2%	41.36	40.59	2%
Milling costs ($/tonne)	20.91	21.75	-4%	16.93	16.31	4%
Production costs ($/tonne)	67.34	67.33	0%	58.29	56.90	2%
All-in sustaining production costs ($/tonne)	84.79	100.13	-15%	83.33	79.56	5%

Cash cost per ounce of silver, net of by-product credits ($)	(3.10)	(16.59)	81%	(13.72)	(20.91)	34%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	5.93	(0.39)	1621%	0.50	(8.07)	106%

*Alternative performance (non-IFRS) measure. Please refer to section 13 for reconciliation.

**Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

Fiscal 2023 vs. Fiscal 2022

In Fiscal 2023, a total of 299,959 tonnes of ore were mined and 299,597 tonnes were milled at the GC Mine, down 5% and 6%, respectively, compared to 314,882 tonnes mined and 318,042 tonnes milled in Fiscal 2022. The decrease can be attributed mainly to the upgrades made to the ventilation and electric power facilities at the GC Mine to comply with newly implemented safety production regulations. These improvements impacted operations during the second quarter but were completed in the third quarter.

Average head grades of ore milled were 75 g/t for silver, 1.3% for lead, and 2.8% for zinc compared to 75 g/t for silver, 1.5% for lead, and 3.2% for zinc in Fiscal 2022.

Metals produced at the GC Mine were approximately 593 thousand ounces of silver, 7.8 million pounds of lead, and 16.3 million pounds of zinc, down 7%, 18%, and 19%, respectively, compared to 640 thousand ounces of silver, 9.5 million pounds of lead, and 20.0 million pounds of zinc in Fiscal 2022. The decrease was mainly due to the decrease in ore production and lower lead and zinc head grades achieved.

The mining costs at the GC Mine were $41.36 per tonne, up 2% compared to $40.59 in Fiscal 2022, and the milling costs were $16.93 per tonne, up 4% compared to $16.31 in Fiscal 2022. The increase was mainly due to higher per tonne fixed overhead costs allocation resulting from the decrease in ore production.

Correspondingly, the production costs per tonne of ore processed were $58.29, up 2% compared to $56.90 in Fiscal 2022. The all-in sustaining production costs per tonne of ore processed were $83.33, up 5% compared to $79.56 in Fiscal 2022.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

In Fiscal 2023, the cash costs per ounce of silver, net of by-product credits, at the GC Mine, were negative $13.72, up 34% compared to negative $20.91 in Fiscal 2022. The all-in sustaining costs per ounce of silver, net of by-product credits, were $0.50, compared to negative $8.07 in Fiscal 2022. The increase was mainly due to a decrease of $6.3 million in by-product credits and the decrease in silver production, resulting in higher per-ounce costs.

In Fiscal 2023, approximately 65,399 metres or $2.2 million worth of diamond drilling were completed (Fiscal 2022– 66,699 metres or $2.5 million), of which approximately 43,375 metres or $1.3 million worth of diamond drilling were expensed as part of mining costs (Fiscal 2022– 60,382 metres or $2.2 million) and approximately 22,024 metres or $0.8 million of drilling were capitalized (Fiscal 2022– 6,317 metres or $0.2 million). In addition, approximately 7,071 metres or $2.1 million of mining preparation tunnels were completed and expensed as part of mining costs (Fiscal 2022– 6,167 metres or $1.7 million), and approximately 12,722 metres or $4.0 million of horizontal tunnels, raises, and declines were completed and capitalized (Fiscal 2022– 13,751 metres or $4.3 million).

Q4 Fiscal 2023 vs. Q4 Fiscal 2022

In Q4 Fiscal 2023, a total of 49,643 tonnes of ore were mined and 48,483 tonnes were milled at the GC Mine, down 1% and 5%, respectively, compared to 49,893 tonnes mined and 50,939 tonnes milled in Q4 Fiscal 2022.

Average head grades of ore milled were 88 g/t for silver, 1.3% for lead, and 2.5% for zinc compared to 62 g/t for silver, 1.4% for lead, and 2.8% for zinc in Q4 Fiscal 2022.

Metals produced at the GC Mine were approximately 109 thousand ounces of silver, 1.3 million pounds of lead, and 2.4 million pounds of zinc, an increase of 30% in silver production compared to 84 thousand ounces of silver in Q4 Fiscal 2022, and decreases of 12% and 13%, respectively, compared to 1.4 million pounds of lead, and 2.8 million pounds of zinc in Q4 Fiscal 2022. The decrease in lead and zinc production was mainly due the decrease in lead and zinc head grades achieved.

The mining costs at the GC Mine were $46.43 per tonne, up 2% compared to $45.58 in Q4 Fiscal 2022, while the milling costs were $20.91 per tonne, down 4% compared to $21.75 in Q4 Fiscal 2022. Correspondingly, the production costs per tonne or ore processed were $67.34, effectively the same compared to $67.33 in Q4 Fiscal 2022. The all-in sustaining production costs per tonne of ore processed were $84.79, down 15%, compared to $100.13 in Q4 Fiscal 2022. The decrease is mainly a decrease of $0.8 million in sustaining capital expenditures.

The cash costs per ounce of silver, net of by-product credits, at the GC Mine, in Q4 Fiscal 2023, were negative $3.10, compared to negative $16.59 in Q4 Fiscal 2022. The increase was mainly due to a decrease of $2.3 million in by-product credits. The all-in sustaining costs per ounce of silver, net of by-product credits, were $5.93, compared to negative $0.39 in Q4 Fiscal 2022. The increase was mainly due to the increase in the cash costs per ounce of silver partially offset by a $0.8 million decrease in sustaining capital expenditures.

In Q4 Fiscal 2023, approximately 10,692 metres or $0.4 million worth of diamond drilling were completed (Q4 Fiscal 2022 – 10,666 metres or $0.4 million), of which approximately 3,720 metres or $0.1 million worth of diamond drilling were expensed as part of mining costs (Q4 Fiscal 2022 – 8,334 metres or $0.3 million) and approximately 6,972 metres or $0.3 million of diamond drilling were capitalized (Q4 Fiscal 2022 – 2,332 metres or $0.1 million). In addition, approximately 1,492 metres or $0.4 million of mining preparation tunnels were completed and expensed as part of mining costs (Q4 Fiscal 2022 – 1,333 metres or $0.4 million), and approximately 2,219 metres or $0.7 million of horizontal tunnels, raises, and declines were completed and capitalized (Q4 Fiscal 2022 – 1,737 metres or $0.7 million).

(iii)	Kuanping Project

In October 2021, the Company, through a 100% owned subsidiary of Henan Found, won an online open auction to acquire a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping Project”). The transaction was successfully completed in November 2021 for a total consideration of $13.1 million, comprised of approximately $11.4 million in cash (RMB ¥73.5 million) plus the assumption of approximately $2.0 million (RMB

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

¥13.3 million) of debt, and net of $0.3 million cash received. The acquisition was through the acquisition of a 100% interest in the shares of Shanxian Xinbaoyuan Mining Co. Ltd. (“Xinbaoyuan”), an affiliate of a Henan Provincial government-controlled company located in Sanmenxia City, Henan Province. The material asset held by Xinbaoyuan is the Kuanping Project.

The Kuanping Project is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District.

In December 2022, the Kuanping Project received a mining license (the “Kuanping Mining License”) from the Department of Natural Resources, Henan Province, China. The Kuanping Mining License covers 6.97 square kilometres and is valid until March 13, 2029.

In Fiscal 2023, a total of 8,485 metres or $0.9 million worth of drilling were completed and capitalized at the Kuanping Project.

(iv)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is conducting activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed thereon.

(v)	La Yesca Project

In Fiscal 2023, the Company completed the review and evaluation on the results of the drilling program completed in Fiscal 2022. The Company does not plan to undertake further significant work at the La Yesca Project in the near future. As a result, the decision was taken to impair fully the value of the La Yesca Project and recognized an impairment charge of $20.2 million during the quarter ended September 30, 2022.

(c)	Comparison of Fiscal 2023 Results and Fiscal 2023 Guidance

Unless otherwise stated, all references to Fiscal 2023 Guidance in this MD&A refer to the “Fiscal 2023 Operating Outlook” section in the Company’s Fiscal 2022 Annual MD&A dated May 25, 2022 (“Fiscal 2023 Guidance”) filed under the Company’s SEDAR profile at www.sedar.com.

(i)	Production and Production Costs

The following table summarizes the production and production costs achieved in Fiscal 2023 compared to the respective Fiscal 2023 Guidance:

		Head grades				Metal production				Production costs
	Ore processed	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc*	Cash cost	AISC
	(tonnes)	(g/t)	(g/t)	(%)	(%)	(Koz)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
Fiscal 2023 Actual Results
Ying Mining District	773,057	0.1	261	3.8	0.7	4.4	6,024	60,254	7,150	94.07	146.59
GC Mine	299,597	-	75	1.3	2.8	-	593	7,814	16,313	58.29	83.33
Consolidated	1,072,654	0.1	209	3.1	1.3	4.4	6,617	68,068	23,463	84.03	142.08

Fiscal 2023 Guidance
Ying Mining District	740,000 - 774,000	0.3	276	3.8	0.9	6.3 - 7.9	6,300 - 6,500	58,900 - 60,900	8,200 - 8,500	92.3 - 93.7	143.5 - 145.7
GC Mine	300,000 - 330,000	-	93	1.6	3.7	-	700 - 800	9,500 - 10,400	21,800 - 24,000	54.9 - 57.5	86.1 - 92.0
Consolidated	1,040,000 - 1,140,000	0.2	224	3.2	1.7	6.3 - 7.9	7,000 - 7,300	68,400 - 71,300	30,000 - 32,500	83.3 - 85.9	141.6 - 143.5

*The consolidated zinc production was revised to reflect the sum of zinc production from the Ying Mining District and the GC Mine

In Fiscal 2023, the Company processed a total of 1,072,654 tonnes of ore and produced approximately 4,400 ounces of gold, 6.6 million ounces of silver, 68.1 million pounds of lead, and 23.5 million pounds of zinc. Ore production was within the guidance while metal production was below the guidance due to lower head grades achieved. Ore production at the Ying Mining District reached the high end of the guidance, and lead production was within the guidance. Ore and metal production at the GC Mine was below the guidance, and the shortfall

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

can be attributed to the lower head grades achieved and the production interruption arising from the upgrades made to the ventilation and electric power facilities in the second quarter of Fiscal 2023.

The consolidated cash production costs and all-in sustaining production costs per tonne was within the guidance.

(ii)	Development and Capital Expenditures

The following table summarizes the development work and capitalized expenditures in Fiscal 2023 compared to the respective Fiscal 2023 Guidance.

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Fiscal 2023 Actual Results
Ying Mining District	6,944	$5,173	62,105	$24,782	124,533	$5,677	12,478	$48,110	32,870	124,874
GC Mine	-	-	12,722	4,023	22,024	816	2,816	7,655	7,071	43,375
Corporate and other	-	-	-	-	8,485	1,783	275	2,058	-	-
Consolidated	6,944	$5,173	74,827	$28,805	155,042	$8,276	$15,569	$57,823	39,941	168,249

Fiscal 2023 Guidance
Ying Mining District	4,600	$3,200	61,300	$26,300	110,700	$6,800	$44,600	$80,900	29,000	135,300
GC Mine	-	-	13,200	4,200	14,800	400	1,900	6,500	7,600	46,600
Corporate and other	-	-	-	-	10,500	700	500	1,200	-	-
Consolidated	4,600	$3,200	74,500	$30,500	136,000	$7,900	$47,000	$88,600	36,600	181,900

* Capitalized drilling includes surface diamond drilling and some underground drilling which was believed to be for the purpose of defining additional mineral reserves.

Total capital expenditures incurred in Fiscal 2023 was $57.8 million, $30.8 million or 35% below the guidance. The decrease was mainly due to less expenditures incurred at the Ying Mining District on equipment replacement, the construction of the new 3,000 tonnes per day flotation mill (the “New Mill”) and the new tailing storage facility (the “TSF”), and other surface facilities.

In Fiscal 2023, the Company spent $4.8 million on the construction of the TSF and the New Mill, $35.1 million below the budgeted amount of $39.9 million. As of March 31, 2023, a total of 3,233 metres, or 64% of the designed drainage tunnels were completed and the site preparation for the New Mill was also completed. The Company has received all governmental approvals to construct the TSF and the New Mill. The Company still plans to complete the TSF in 2024 and is currently delaying the construction of the New Mill by one year.

In addition, the Company spent approximately $2.0 million to upgrade most roads to concrete and upgrade certain environmental protection facilities at the Ying Mining District as part of our continued commitment to building green mines. The Company also spent approximately $1.0 million to construct an X-Ray Transmission Ore Sorting System (“XRT Ore Sorting System”) to optimize the mine plan and improve processing head grades at the GC Mine. The XRT Ore Sorting System is currently in trial run.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

5.	Fiscal 2024 Operating Outlook

The Company reiterates its production, cash costs, and capital expenditures guidance for the year ended March 31, 2024 (“Fiscal 2024”) previously announced in the Company’s news release dated February 9, 2023.

In Fiscal 2024, the Company expects to mine and process 1,100,000 to 1,170,000 tonnes of ore, yielding approximately 6.8 to 7.2 million ounces of silver, 4,400 to 5,500 ounces of gold, 70.5 to 73.8 million pounds of lead, and 27.7 to 29.7 million pounds of zinc. Fiscal 2024 production guidance represents production increases of approximately 3% to 8% in ores, 0% to 25% in gold, 4% to 8% in lead, and 18% to 26% in zinc compared to the production results in Fiscal 2023.

		Head grades				Metal production				Production costs
	Ore processed (tonnes)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Gold (koz)	Silver (Koz)	Lead (Klbs)	Zinc (Klbs)	Cash cost ($/t)	AISC ($/t)
Fiscal 2024 Guidance
Gold ore	30,000 - 40,000	3.6	43	0.8	0.5	3.2 - 4.2	40 - 50	450 - 600	90 - 120	-	-
Silver ore	740,000 - 770,000	0.1	279	4.1	0.9	1.2 - 1.3	6,140 - 6,450	62,500 - 65,030	9,030 - 9,400	-	-
Ying Mining District	770,000 - 810,000	0.2	267	3.9	0.8	4.4 - 5.5	6,180 - 6,500	62,950 - 65,630	9,120 - 9,520	90.4 - 92.6	143.8 - 148.8
GC Mine	330,000 - 360,000	-	75	1.2	2.9	0-0	620 - 670	7,530 - 8,180	18,530 - 20,140	50.3 - 52.3	79.6 - 84.2
Consolidated	1,100,000 - 1,170,000	0.1	208	3.1	1.4	4.4 - 5.5	6,800 - 7,170	70,480 - 73,810	27,650 - 29,660	78.2 - 80.5	136.4 - 142.4

The table below summarizes the work plan and estimated capital expenditures in Fiscal 2024.

	Capitalized Development Work and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Diamond Drilling		Equipment, Mill and TSF	Total	Mining Preparation Tunnnels	Diamond Driling
	(Metres)	($ Million)	(Metres)	($ Million)	(Metres)	($ Million)	($ Million)	($ Million)	(Metres)	(Metres)
Fiscal 2024 Capitalized Work Plan and Capita Expenditure Estimates
Ying Mining District	8,800	6.3	57,200	23.9	146,400	4.2	21.8	56.2	25,800	71,400
GC Mine	-	-	14,700	6.4	30,200	0.8	0.7	7.9	5,300	24,800
Corporate and others	-	-	-	-	-	-	0.6	0.6	-	-
Consolidated	8,800	6.3	71,900	30.3	176,600	5.0	23.1	64.7	31,100	96,200

In Fiscal 2024, the Company plans to: i) complete 8,800 metres of tunnels as major access and transportation ramps at estimated capitalized expenditures of $6.3 million, representing a 27% increase in meterage and a 21% increase in cost compared to the results in Fiscal 2023; ii) complete 71,900 metres of exploration and mining development tunnels at estimated capitalized expenditures of $30.3 million, representing a decrease of 4% in meterage and an increase of 5% in cost compared to the results in Fiscal 2023; iii) complete and capitalize 176,600 metres of diamond drilling to upgrade and explore mineral resources for future production at an estimated cost of $5.0 million, representing an increase of 14% in meterage and a decrease of 40% in cost compared to the results in Fiscal 2023; and iv) spend $23.1 million on equipment, the XRT Ore Sorting System, a paste backfill plant, the New Mill and TSF.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 31,100 metres of mining preparation tunnels and 96,200 metres of diamond drilling.

(a)	Ying Mining District

In Fiscal 2024, the Company plans to mine and process 770,000 to 810,000 tonnes of ore at the Ying Mining District, including 30,000 – 40,000 tonnes of gold ore with an expected head grade of 3.6 g/t gold, to produce approximately 4,400 to 5,500 ounces of gold, 6.2 to 6.5 million ounces of silver, 62.9 to 65.6 million pounds of lead, and 9.1 to 9.5 million pounds of zinc. Fiscal 2024 production guidance at the Ying Mining District represents production increases of approximately 0% to 5% in ore, 0% to 25% in gold, 3% to 8% in silver, 4% to 9% in lead, and 28% to 33% in zinc compared to the production results in Fiscal 2023.

The cash production cost is expected to be $90.4 to $92.6 per tonne of ore, and the all-in sustaining production cost is estimated at $143.8 to $148.8 per tonne of ore processed, representing a 2% to 4% decrease in cash production cost and a range of a 2% decrease to a 2% increase in all-in sustaining production cost compared to the results in Fiscal 2023.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

In Fiscal 2024, the Ying Mining District plans to: i) complete 8,800 metres of tunnels as major access and transportation ramps at estimated capitalized expenditures of $6.3 million, representing an increase of 27% in meterage and an increase of 21% in cost compared to the results in Fiscal 2023; ii) complete 57,200 metres of exploration and mining development tunnels at estimated capitalized expenditures of $23.9 million, representing a decrease of 8% in meterage and a decrease of 4% in cost compared to the results in Fiscal 2023; iii) complete and capitalize 146,400 metres of diamond drilling to upgrade and explore mineral resources for future production at an estimated cost of $4.2 million, representing an increase of 18% in meterage and a decrease of 26% in cost compared to the results in Fiscal 2023; and iv) spend $21.8 million on equipment and facilities, including $12.9 million on the construction of the TSF, $3.0 million to build a paste backfill plant and a XRT Ore Sorting system to optimize the mine plan and improve ore processing head grades, and $1.2 million to improve certain power facilities and to replace some electrical cables. The Company still plans to complete the TSF in 2024 and is currently delaying the construction of the new 3,000 TPD mill by one year.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 25,800 metres of mining preparation tunnels and 71,400 metres of diamond drilling at the Ying Mining District, representing decreases of 22% and 43%, respectively, compared to the results in Fiscal 2023.

(b)	GC Mine

In Fiscal 2024, the Company plans to mine and process 330,000 to 360,000 tonnes of ore at the GC Mine to produce 620 to 670 thousand ounces of silver, 7.5 to 8.2 million pounds of lead, and 18.5 to 20.1 million pounds of zinc. Fiscal 2024 production guidance at the GC Mine represents production increases of approximately 10% to 20% in ore, 5% to 13% in silver, -4% to 5% in lead, and 14% to 23% in zinc production compared to the production results in Fiscal 2023.

The cash production cost is expected to be $50.3 to $52.3 per tonne of ore, and the all-in sustaining production cost is estimated at $79.6 to $84.2 per tonne of ore processed, representing a 11% to 14% decrease in cash production cost and a range of a 4% decrease to an 1% increase in all-in sustaining production cost compared to the results in Fiscal 2023.

In Fiscal 2024, the GC Mine plans to: i) complete and capitalize 14,700 metres of exploration and development tunnels at estimated capital expenditures of $6.4 million, an increase of 16% in meterage and an increase of 60% in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to the expected results in Fiscal 2023; ii) complete and capitalize 30,200 metres of diamond drilling to upgrade and explore mineral resources for future production at an estimated cost of $0.8 million, representing a 37% increase in meterage and a relatively the same cost compared to the results in Fiscal 2023; and iii) spend $0.7 million on equipment and facilities. The total capital expenditures at the GC Mine are budgeted at $7.9 million in Fiscal 2024, down 38% compared to $12.7 million in Fiscal 2023.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 5,300 metres of tunnels and 24,800 metres of underground drilling at the GC Mine, representing decreases of 25% and 43%, respectively, compared to the expected results in Fiscal 2023.

(c)	Kuanping Project

The Company plans to carry out studies to complete the environmental assessment report, water and soil protection assessment report, and preliminary safety facilities and mine design report as required for the Kuanping Project in Fiscal 2024. Further updates on the mine construction plan and cost estimates will be provided upon completion of these reports.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

6.	Investment in Associates

(a)	New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In Fiscal 2023, the Company acquired 309,400 common shares of NUAG from the public market (Fiscal 2022 – 125,000) for a total cost of $0.9 million (Fiscal 2022 – $0.4 million).

As at March 31, 2023, the Company owned 44,351,616 common shares of NUAG (March 31, 2022 – 44,042,216), representing an ownership interest of 28.2% (March 31, 2022 – 28.2%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance, April 1, 2021	43,917,216	$50,399	$181,257
Purchase from open market	125,000	352
Share of net loss		(1,715)
Share of other comprehensive income		95
Foreign exchange impact		306
Balance, March 31, 2022	44,042,216	$49,437	$140,275
Purchase from open market	309,400	874
Share of net loss		(2,411)
Share of other comprehensive loss		(894)
Foreign exchange impact		(3,753)
Balance, March 31, 2023	44,351,616	$43,253	$119,621

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Company by way of one common director, and the Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

On December 15, 2022, the Company participated in a non-brokered private placement of TIN and purchased 4,000,000 units at a cost of $1.2 million. Each unit was comprised of one TIN common share and one-half common share purchase warrant at exercise price of CAD$0.65 per share. The common share purchase warrant expires on December 15, 2024.

On May 14, 2021, the Company participated in a brokered private placement of TIN and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one TIN common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

As at March 31, 2023, the Company owned 19,514,285 common shares of TIN (March 31, 2022 – 15,514,285), representing an ownership interest of 29.3% (March 31, 2022 – 29.3%).

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
Balance, April 1, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(473)
Foreign exchange impact		(141)
Balance, March 31, 2022	15,514,285	$7,404	$6,208
Participation in private placement	4,000,000	1,181
Dilution loss		(107)
Share of net loss		(490)
Share of other comprehensive income		8
Foreign exchange impact		(554)
Balance, March 31, 2023	19,514,285	$7,442	$6,777

7.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past twelve quarters as well as selected annual results for the past three years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales. The results for the quarters ended March 31 are normally affected by the extended Chinese New Year holiday.

Fiscal 2023	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
Revenue	$63,592	$51,739	$58,651	$34,147	$208,129
Cost of mine operations	38,690	37,378	36,907	24,371	137,346
Income from mine operations	24,902	14,361	21,744	9,776	70,783
Corporate general and administrative expenses	3,557	3,476	3,171	3,045	13,249
Foreign exchange loss (gain)	(1,656)	(4,340)	850	304	(4,842)
Share of loss in associates	728	771	677	725	2,901
Dilution gain on investment in associate				107	107
Loss (gain) on equity investments	2,671	1,596	(3,010)	1,061	2,318
Impairment charges against mineral rights and properties	-	20,211	-	-	20,211
Other items	231	61	2,791	9	3,092
Income from operations	19,371	(7,414)	17,265	4,525	33,747
Finance items	(800)	(1,023)	69	358	(1,396)
Income tax expenses	6,087	3,811	2,259	1,886	14,043
Net income	14,084	(10,202)	14,937	2,281	21,100
Net income (loss) attributable to equity holders of the
Company	10,169	(1,712)	11,916	235	20,608
Basic earnings (loss) per share	0.06	(0.01)	0.07	0.00	0.12
Diluted earnings (loss) per share	0.06	(0.01)	0.07	0.00	0.12
Cash dividend declared	2,216	-	2,209	-	4,425
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					676,799
Total liabilities					96,968
Total attributable shareholders’ equity					489,053

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

Fiscal 2022	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
Revenue	$58,819	$58,435	$59,079	$41,590	$217,923
Cost of mine operations	33,315	34,823	37,603	27,881	133,622
Income from mine operations	25,504	23,612	21,476	13,709	84,301
Corporate general and administrative expenses	3,838	3,749	3,310	3,284	14,181
Foreign exchange loss (gain)	450	(2,063)	(1,813)	3,159	(267)
Share of loss in associates	396	469	403	920	2,188
Loss (gain) on equity investments	722	3,365	(1,101)	499	3,485
Other items	314	460	1,481	(106)	2,149
Income from operations	19,784	17,632	19,196	5,953	62,565
Finance items	(1,265)	(481)	8,171	(932)	5,493
Income tax expenses (recovery)	4,817	5,355	3,093	523	13,788
Net income	16,232	12,758	7,932	6,362	43,284
Net income attributable to equity holders of the Company	12,212	9,393	5,063	3,966	30,634
Basic earnings per share	0.07	0.05	0.03	0.02	0.17
Diluted earnings per share	0.07	0.05	0.03	0.02	0.17
Cash dividend declared	2,202	-	2,211		4,413
Cash dividend declared per share	0.0125	-	0.0125		0.025
Other financial information
Total assets					723,538
Total liabilities					103,424
Total attributable shareholders’ equity					512,396

Fiscal 2021	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2021
Revenue	$46,705	$56,372	$53,296	$35,732	$192,105
Cost of mine operations	$27,420	$29,700	$28,495	22,328	107,943
Income from mine operations	19,285	26,672	24,801	13,404	84,162
Corporate general and administrative expenses	2,687	2,784	3,525	3,369	12,365
Foreign exchange loss	2,670	1,349	2,954	773	7,746
Share of loss in associates	161	319	550	816	1,846
Loss (gain) on equity investments	(5,466)	(2,771)	(600)	1,105	(7,732)
Other items	(3,841)	214	(258)	2,098	(1,787)
Income from operations	23,074	24,777	18,630	5,243	71,724
Finance items	(800)	(657)	295	(617)	(1,779)
Income tax expenses (recovery)	5,382	5,877	6,046	(4,311)	12,994
Net income	18,492	19,557	12,289	10,171	60,509
Net income attributable to equity holders of the Company	15,491	15,472	8,392	7,021	46,376
Basic earnings per share	0.09	0.09	0.05	0.04	0.27
Diluted earnings per share	0.09	0.09	0.05	0.04	0.26
Cash dividend declared	2,178	-	2,190	-	4,368
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					652,642
Total liabilities					86,914
Total attributable shareholders’ equity					467,574

(b)	Overview of the Financial Results in Fiscal 2023

Net income attributable to equity holders of the Company in Fiscal 2023 was $20.6 million or $0.12 per share, compared to net income attributable to equity holders of $30.6 million or $0.17 per share in Fiscal 2022.

In Fiscal 2023, the Company’s consolidated financial results were mainly impacted by i) increases of 6%, 29% and 3%, respectively, in silver, gold, and lead sold, and a decrease of 13% in zinc sold; ii) decreases of 12%, 3% and 2%, respectively, in the realized selling prices for silver, lead and zinc, and increases of 1%, in the realized selling prices for gold; iii) a foreign exchange gain of $4.8 million mainly arising from the appreciation of the US dollar

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

against the Canadian dollar; iv) a loss of $2.3 million on equity investments; v) an impairment charge of $20.2 million against the Las Yesca Project; and vi) an impairment charge of $2.9 million against a short-term investment in certain bonds.

Revenue in Fiscal 2023 was $208.1 million, down 4% compared to $217.9 million in Fiscal 2022. The decrease is mainly due to i) a decrease of $16.6 million arising from the decrease in the net realized selling prices for silver, lead, and zinc; ii) a decrease of $3.6 million arising from the decrease in zinc sold, offset by iii) an increase of $9.7 million arising from the increase in silver, gold and lead sold. The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Year ended March 31, 2023			Year ended March 31, 2022
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Silver (in thousands of ounces)	6,049	588	6,637	5,619	646	6,265
Gold (in thousands of ounces)	4.4	-	4.4	3.4	-	3.4
Lead (in thousands of pounds)	58,240	7,447	65,687	53,892	9,671	63,563
Zinc (in thousands of pounds)	7,175	16,263	23,438	6,609	20,200	26,809
Revenue
Silver (in thousands of $)	105,776	7,816	113,592	111,835	9,438	121,273
Gold (in thousands of $)	6,647	-	6,647	5,083	-	5,083
Lead (in thousands of $)	50,477	6,366	56,843	48,504	8,586	57,090
Zinc (in thousands of $)	7,881	16,942	24,823	7,489	21,353	28,842
Other (in thousands of $)	4,087	2,137	6,224	3,840	1,795	5,635
	174,868	33,261	208,129	176,751	41,172	217,923

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.49	13.29	17.11	19.90	14.61	19.36
Gold ($ per ounce)	1,511	-	1,511	1,495	-	1,495
Lead ($ per pound)	0.87	0.85	0.87	0.90	0.89	0.90
Zinc ($ per pound)	1.10	1.04	1.06	1.13	1.06	1.08

The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s net realized selling prices achieved, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2023	F2022	F2023	F2022	F2023	F2022	F2023	F2022
Net realized selling prices	$17.11	$19.36	$1,511	$1,495	$0.87	$0.90	$1.06	$1.08
SME	$21.48	$24.58	$1,818	$1,826	$1.00	$1.08	$1.63	$1.65
LME	$21.35	$24.58	$1,804	$1,819	$0.95	$1.03	$1.49	$1.47

Costs of mine operations in Fiscal 2023 were $137.3 million, up 3% compared to $133.6 million in Fiscal 2022. Items included in costs of mine operations are as follows:

	Fiscal 2023	Fiscal 2022	Change
Production costs	$91,769	$88,537	4%
Depreciation and amortization	27,607	25,082	10%
Mineral resource taxes	5,095	5,952	-14%
Government fees and other taxes	2,388	2,643	-10%
General and administrative	10,487	11,408	-8%
	$137,346	133,622	3%

Production costs expensed in Fiscal 2023 were $91.8 million, up 4% compared to $88.5 million in Fiscal 2022. The increase was mainly due to more metals sold partially offset by a decrease of 1% in per tonne production costs. The production costs expensed represent approximately 1,092,000 tonnes of ore processed and expensed at $84.03 per tonne, compared to approximately 1,043,500 tonnes of ore processed and expensed at $84.85 per tonne in Fiscal 2022.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

The decrease in the mineral resource taxes and government fees and other taxes were mainly due to lower revenue achieved in Fiscal 2023. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Mine general and administrative expenses for the mine operations in Fiscal 2023 were $10.5 million, down 8% compared to $11.4 million in Fiscal 2022. Items included in general and administrative expenses for the mine operations are as follows:

	Fiscal 2023	Fiscal 2022	Change
Amortization and depreciation	$1,189	$1,354	-12%
Office and administrative expenses	2,608	3,149	-17%
Professional Fees	432	428	1%
Salaries and benefits	6,258	6,477	-3%
	$10,487	$11,408	-8%

Income from mine operations in Fiscal 2023 was $70.8 million, down 16% compared to $84.3 million in Fiscal 2022. Income from mine operations at the Ying Mining District was $62.8 million, compared to $70.0 million in Fiscal 2022. Income from mine operations at the GC Mine was $8.4 million, compared to $14.8 million in Fiscal 2022.

Corporate general and administrative expenses in Fiscal 2023 were $13.2 million, down 7% compared to $14.2 million in Fiscal 2022. Items included in corporate general and administrative expenses are as follows:

	Fiscal 2023	Fiscal 2022	Change
Amortization and depreciation	$573	$593	-3%
Office and administrative expenses	1,834	1,598	15%
Professional Fees	669	771	-13%
Salaries and benefits	6,331	5,392	17%
Share-based compensation	3,842	5,827	-34%
	$13,249	$14,181	-7%

Foreign exchange gain in Fiscal 2023 was $4.8 million compared to $0.3 million in Fiscal 2022. The foreign exchange gain is mainly driven by the exchange rates of the Canadian dollar against the US dollar and the Australian dollar.

Loss on equity investments in Fiscal 2023 was $2.3 million, compared to $3.5 million in Fiscal 2022. The loss was mainly due to the changes in value of mark-to-market equity investments.

Share of loss in associates in Fiscal 2023 was $2.9 million, compared to $2.2 million in Fiscal 2022. Share of loss in associates represents the Company’s equity pickup in NUAG and TIN.

Impairment of mineral rights of and properties in Fiscal 2023 was $20.2 million compared to $nil in Fiscal 2022. After the review and evaluation on the results of the drilling program completed in the prior year, the Company decided not to plan further significant work at the La Yesca Project in the near future. As a result, the decision was taken to impair fully the value of the La Yesca Project and recognized an impairment charge of $20.2 million.

Finance income in Fiscal 2023 was $4.7 million compared to $5.2 million in Fiscal 2022. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

Finance costs in Fiscal 2023 was $3.3 million compared to $10.7 million in Fiscal 2022. The finance costs primarily comprised of the following:

	Fiscal 2023	Fiscal 2022	Changes
Interest on lease obligation	$43	$72	-40%
Unwinding of discount of environmental rehabilitation provision	239	269	-11%
Impairment charges against debt investment	2,883	10,560	-73%
Loss (gain) on disposal of bonds	93	(191)	100%
	$3,258	$10,710	-70%

In Fiscal 2023, the Company recorded impairment charges of $2.9 million against bond investments issued by some Chinese real estate developing companies and one Swiss financial institution as the Company noted financial difficulty of the bond issuers. In Fiscal 2022, the Company recorded impairment charges of $10.6 million against bond investments issued by some Chinese real estate developing companies. As at March 31, 2023, the carrying value and face value of the bond investments that were impaired was $2.3 million and $15.2 million, respectively.

Income tax expenses in Fiscal 2023 were $14.0 million, up 2% compared to $13.8 million in Fiscal 2022. The income tax expense recorded in Fiscal 2023 included a current income tax expense of $9.3 million (Fiscal 2022- $8.8 million) and a deferred income tax expense of $4.7 million (Fiscal 2022- $5.0 million). The current income tax expenses in Fiscal 2023 included withholding tax expenses of $3.8 million (same prior year period- $1.4 million), which was paid at a rate of 10% on dividends distributed out of China.

(c)	Overview of Q4 Fiscal 2023 Financial Results

Net income attributable to equity holders of the Company in Q4 Fiscal 2023 was $0.2 million or $0.00 per share, compared to net income of $4.0 million or $0.02 per share in Q4 Fiscal 2022.

In Q4 Fiscal 2023, the Company’s consolidated financial results were mainly impacted by i) decreases of 9%, 18% and 20%, respectively, in silver, lead and zinc sold, and an increase of 100% in gold sold; ii) decreases of 6%, 6% and 27%, respectively, in the net realized selling prices for silver, lead and zinc, and an increase of 10% in the net realized selling price for gold; iii) a loss of $1.1 million on equity investments; and iv) an impairment charge of $1.9 million against a short-term investment in certain bonds.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

Revenue in Q4 Fiscal 2023 was $34.1 million, down 18% compared to $41.6 million in Q4 Fiscal 2022. The decrease is mainly due to a decrease of $3.6 million arising from the decrease in the net realized selling prices for silver, lead and zinc, and a decrease of $4.6 million arising from the decrease in silver, lead and zinc sold. The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Three months ended March 31, 2023			Three months ended March 31, 2022
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Silver (in thousands of ounces)	966	107	1,073	1,058	115	1,173
Gold (in thousands of ounces)	1.0	-	1.0	0.5	-	0.5
Lead (in thousands of pounds)	8,924	1,097	10,021	10,278	2,001	12,279
Zinc (in thousands of pounds)	1,115	2,336	3,451	1,524	2,816	4,340
Revenue
Silver (in thousands of $)	17,983	1,528	19,511	20,990	1,745	22,735
Gold (in thousands of $)	1,620	-	1,620	885	-	885
Lead (in thousands of $)	7,747	936	8,683	9,618	1,848	11,466
Zinc (in thousands of $)	1,032	2,050	3,082	1,908	3,387	5,295
Other (in thousands of $)	757	494	1,251	664	545	1,209
	29,139	5,008	34,147	34,065	7,525	41,590

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	18.62	14.28	18.18	19.84	15.17	19.38
Gold ($ per ounce)	1,620	-	1,620	1,475	-	1,475
Lead ($ per pound)	0.87	0.85	0.87	0.94	0.92	0.93
Zinc ($ per pound)	0.93	0.88	0.89	1.25	1.20	1.22

The following table is a comparison among the net realized selling prices achieved, average prices quoted on SME, and average prices quoted on LME.

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q4 F2023	Q4 F2022	Q4 F2023	Q4 F2022	Q4 F2023	Q4 F2022	Q4 F2023	Q4 F2022
Net realized selling prices	$18.18	$19.38	$1,620	$1,475	$0.87	$0.93	$0.89	$1.22
SME	$22.87	$23.97	$1,908	$1,885	$1.01	$1.09	$1.54	$1.80
LME	$22.55	$24.01	$1,890	$1,877	$0.97	$1.05	$1.41	$1.69

Costs of mine operations in Q4 Fiscal 2023 were $24.4 million, down 13% compared to $27.9 million in Q4 Fiscal 2022. Items included in costs of mine operations are as follows:

	Q4 Fiscal 2023	Q4 Fiscal 2022	Change
Production costs	$15,624	$18,226	-14%
Depreciation and amortization	5,096	5,168	-1%
Mineral resource taxes	809	1,012	-20%
Government fees and other taxes	415	446	-7%
General and administrative	2,427	3,029	-20%
	$24,371	27,881	-13%

Production costs expensed in Q4 Fiscal 2023 were $15.6 million, down 14% compared to $18.2 million in Q4 Fiscal 2022. The decrease was mainly due to the decrease in metals sold. The production costs expensed represent approximately 168,200 tonnes of ore processed and expensed at $92.85 per tonne, compared to approximately 196,400 tonnes of ore processed and expensed at $92.78 per tonne in Q4 Fiscal 2022.

The decrease in the mineral resource taxes and government fees and other taxes was mainly due to lower revenue achieved in Q4 Fiscal 2023.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

Mine general and administrative expenses for the mine operations in Q4 Fiscal 2023 were $2.4 million, comparable to $3.0 million in Q4 Fiscal 2022. Items included in general and administrative expenses for the mine operations are as follows:

	Q4 Fiscal 2023	Q4 Fiscal 2022	Change
Amortization and depreciation	$286	$340	-16%
Office and administrative expenses	570	729	-22%
Professional Fees	102	102	0%
Salaries and benefits	1,469	1,858	-21%
	$2,427	$3,029	-20%

Income from mine operations in Q4 Fiscal 2023 was $9.8 million, down 29% compared to $13.7 million in Q4 Fiscal 2022. Income from mine operations at the Ying Mining District was $9.5 million, compared to $11.9 million in Q4 Fiscal 2022. Income from mine operations at the GC Mine was $0.4 million, compared to $2.0 million in Q4 Fiscal 2022.

Corporate general and administrative expenses in Q4 Fiscal 2023 were $3.0 million, down 7% compared to $3.3 million in Q4 Fiscal 2022. Items included in corporate general and administrative expenses are as follows:

	Q4 Fiscal 2023	Q4 Fiscal 2022	Change
Amortization and depreciation	$143	$158	-9%
Office and administrative expenses	508	370	37%
Professional Fees	67	248	-73%
Salaries and benefits	1,618	1,556	4%
Share-based compensation	709	952	-26%
	$3,045	$3,284	-7%

Foreign exchange loss in Q4 Fiscal 2023 was $0.3 million compared to $3.2 million in Q4 Fiscal 2022. The foreign exchange gain or loss is mainly driven by the exchange rates of the Canadian dollar against the US dollar and the Australian dollar.

Loss on equity investments in Q4 Fiscal 2023 was $1.1 million, compared to $0.5 million in Q4 Fiscal 2022. The loss was mainly due to the changes in value of mark-to-market equity investments.

Share of loss in associates in Q4 Fiscal 2023 was $0.7 million, compared to $0.9 million in Q4 Fiscal 2022. Share of loss in associates represents the Company’s equity pickup in NUAG and TIN.

Finance income in Q4 Fiscal 2023 was $1.6 million compared to $1.0 million in Q4 Fiscal 2022. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance costs in Q4 Fiscal 2023 was $2.0 million compared to $82 thousand in Q4 Fiscal 2022. The finance costs primarily comprised of the following:

	Q4 Fiscal 2023	Q4 Fiscal 2022	Changes
Interest on lease obligation	$8	$16	-50%
Unwinding of discount of environmental rehabilitation provision	57	66	-14%
Impairment charges against debt investment	1,937	-	100%
	$2,002	$82	2341%

In Q4 Fiscal 2023, the Company recorded impairment charges of $1.9 million against bond investments issued by some Chinese real estate developing companies and one Swiss financial institution as the Company noted financial difficulty of the bond issuers. In Q4 Fiscal 2022, the Company recorded impairment charges of $0.2 million against bond investments issued by a Chinese real estate developing company.

Income tax expenses in Q4 Fiscal 2023 were $1.9 million, up $1.4 million compared to $0.5 million in Q4 Fiscal 2022. The income tax expense recorded in Q4 Fiscal 2023 included a current income tax expense of $1.7 million (Q4 Fiscal 2022 - $0.4 million) and a deferred income tax expense of $0.2 million (Q4 Fiscal 2022 - $0.1 million).

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

The current income tax expenses in Q4 Fiscal 2023 included withholding tax expenses of $1.2 million (Q4 Fiscal 2022 - $nil), which was paid at a rate of 10% on dividends distributed out of China.

8.	Liquidity, Capital Resources, and Contractual Obligations

Liquidity

The following tables summarize the Company’s cash and cash equivalents, short-term investments, and working capital position as well as the cash flow activities during the period.

As at	March 31, 2023	March 31, 2022	Changes
Cash and cash equivalents	$145,692	$113,302	$32,390
Short-term investments	57,631	99,623	(41,992)
	$203,323	$212,925	$(9,602)
Working capital	$177,808	$186,270	$(8,462)

	Three months ended March 31,			Year ended March 31,
	2023	2022	Changes	2023	2022	Changes
Cash flow
Cash provided by operating activities	$5,742	$11,406	$(5,664)	$85,643	$107,378	$(21,735)
Cash provided by (used in) investing activities	(28,326)	(50,997)	22,671	(26,524)	(106,626)	80,102
Cash provided by (used in) financing activities	(3,720)	645	(4,365)	(17,980)	(7,426)	(10,554)
Increase (decrease) in cash and cash equivalents	(26,304)	(38,946)	12,642	41,139	(6,674)	47,813
Effect of exchange rate changes on cash and cash equivalents	1,155	221	934	(8,749)	1,241	(9,990)
Cash and cash equivalents, beginning of the period	170,841	152,027	18,814	113,302	118,735	(5,433)
Cash and cash equivalents, end of the period	$145,692	$113,302	$32,390	$145,692	$113,302	$32,390

Cash, cash equivalents and short-term investments as at March 31, 2023 were $203.3 million, down 5% or $9.6 million compared to $212.9 million as at March 31, 2022. The decrease is mainly due to a negative translation impact of $8.7 million on cash and cash equivalents arising from the appreciation of the US dollar against the Canadian dollar and Chinese yuan.

Working capital as at March 31, 2023 was $177.8 million, down 5% compared to $186.3 million as at March 31, 2022.

Cash flow provided by operating activities in Fiscal 2023 was $85.6 million, down $21.7 million, compared to $107.4 million in Fiscal 2022. The decrease was due to:

●	$87.7 million cash flow from operating activities before changes in non-cash operating working capital, down $13.3 million, compared to $101.0 million in Fiscal 2022; and

●	$2.0 million cash used in the changes in non-cash working capital, compared to $6.4 million provided by the changes in non-cash working capital in Fiscal 2022.

In Q4 Fiscal 2023, cash flow provided by operating activities was $5.7 million, down $5.7 million compared to $11.4 million in Q4 Fiscal 2022. Before changes in non-cash operating working capital, cash flow from operating activities was $11.6 million, down $2.4 million compared to $14.0 million in Q4 Fiscal 2022.

Cash flow used in investing activities in Fiscal 2023 was $26.5 million, compared to $106.6 million cash used in Fiscal 2022, and comprised mostly of:

●	$214.3 million proceeds from the redemptions of short-term investments (Fiscal 2022- $144.0 million);

●	$1.0 million proceeds from the disposal of other investment (Fiscal 2022- $1.3 million); offset by

●	$182.3 million spent on investment in short-term investments (Fiscal 2022- $171.2 million);

●	$41.7 million spent on mineral exploration and development expenditures (Fiscal 2022- $43.3 million);

●	$nil spent on the acquisition of mineral rights and properties (Fiscal 2022- $13.1 million)

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

●	$13.3 million spent to acquire plant and equipment (Q4 Fiscal 2022 - $10.7 million);

●	$2.1 million spent on investment in associate (Q4 Fiscal 2022 - $5.3 million); and,

●	$3.7 million spent on the acquisition of other investments (Q4 Fiscal 2022 - $8.2 million).

In Q4 Fiscal 2023, cash flow used in investing activities was $28.3 million, compared to $51.0 million cash used in Q4 Fiscal 2022, and comprised mostly of:

●	$70.0 million spent on investment in short-term investments (Q4 Fiscal 2022 - $71.9 million);

●	$7.4 million spent on mineral exploration and development expenditures (Q4 Fiscal 2022 - $7.8 million);

●	$2.4 million spent to acquire plant and equipment (Q4 Fiscal 2022 - $3.6 million);

●	$117 thousand spent on investment in associate (Q4 Fiscal 2022 - $1 thousand); and,

●	$nil million spent on the acquisition of other investments (Q4 Fiscal 2022 - $0.8 million); offset by

●	$49.7 million proceeds from the redemptions of short-term investments (Q4 Fiscal 2022 - $32.7 million).

Cash flow used in financing activities in Fiscal 2023 was $18.0 million, compared to $7.4 million cash used in financing activities in Fiscal 2022, and comprised mostly of:

●	$0.6 million lease payment (Fiscal 2022- $0.6 million);

●	$10.9 million in distributions to non-controlling shareholders (Fiscal 2022- $5.1 million);

●	$4.4 million cash dividends paid to equity holders of the Company (Fiscal 2022- $4.4 million);

●	$2.1 million spent to buy back 838,237 common shares of the Company under Normal Course Issuer Bid (Fiscal 2022- $nil); offset by

●	$nil cash received arising from exercise of stock options (Fiscal 2022- $1.9 million); and

●	$nil cash repayments received from related parties (Fiscal 2022 - $0.8 million).

Cash flow used in financing activities in Q4 Fiscal 2023 was $3.7 million, compared to $0.7 million provided by financing activities in Q4 Fiscal 2022, and comprised mostly of:

●	$0.1 million lease payment (Q4 Fiscal 2022 - $0.2 million);

●	$3.6 million cash dividends distribution to non-controlling shareholders (Q4 Fiscal 2022 - $nil million); offset by

●	$nil million in repayment from related parties (Q4 Fiscal 2022 - $0.8 million).

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments for shareholders.

The Company monitors its capital structure based on changes in operations and economic conditions, and may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company is not subject to any externally imposed capital requirements.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

Contractual Obligation and Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial and non-financial liabilities, shown in contractual undiscounted cash flow as at March 31, 2023.

	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$36,737	$-	$36,737
Deposit received	4,090	-	4,090
Lease obligation	283	332	615
Income tax payable	144	-	144
	$41,254	$332	$41,586

The Company’s customers are required to make full amount of payment as deposits prior to the shipment of its concentrate inventories, and the customers also have rights to demand repayment of any unused deposits paid.

As at March 31, 2023, the Company has working capital of $177.8 million (March 31, 2022 - $186.3 million). The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuous reporting requirements.

9.	Environmental Rehabilitation Provision

The estimated future environmental rehabilitation costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the environmental rehabilitation costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

As at March 31, 2023, the total inflated and undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $10.2 million (March 31, 2022 - $12.3 million) over the next twenty years, which has been discounted using an average discount rate of 2.83% (March 31, 2022 - 3.01%).

The accretion of the discounted charge in Fiscal 2023 was $0.2 million (Fiscal 2022 - $0.3 million), and reclamation expenditures incurred in Fiscal 2023 was $0.7 million (Fiscal 2022 - $0.5 million).

10.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China and Mexico; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and Audited Consolidated Financial Statements, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of the risks and uncertainties inherent to Silvercorp’s business.

(a)	Financial Instruments Risk Exposure

The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company’s exposures and management of each of those risks is described in the audited consolidated financial statements for the year ended March 31, 2023 under Note 21 “Financial Instruments”, along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following provides a description of the risks related to financial instruments and how management manages these risks:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at March 31, 2023 is summarized as follows:

				Accounts payable	Net financial	Effect of +/- 10%
	Cash and cash	Short-term	Other	and accrued	assets	change in
	equivelents	investments	investments	liabilities	explosure	currency
US dollar	$70,461	$3,802	$2,527	$(68)	$76,790	$7,679
Australian dollar	249	-	2,996	-	3,245	325
	$70,710	$3,802	$5,523	$(68)	$80,035	$8,004

Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at March31, 2023, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on March 31, 2023 (at March 31, 2022 - $nil).

Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2023, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $1.1 million and $0.1 million, respectively.

(b)	Metal Price Risk

The majority of our revenue is derived from the sale of silver, gold, lead, and zinc, and therefore fluctuations in the price of these metals significantly affect our operations and profitability. Our sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond our control. The Company does not use derivative instruments to hedge its commodity price risk.

(c)	Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recovery

The estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining’s Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators’ National Instrument 43-101) is subject to a level of uncertainty and should be considered as estimates until the minerals are actually extracted and processed. Various factors such as metal prices, exchange rates, geological variability, mining methods, and operating cost escalation can affect the quantity and grade of reserves and resources. Any significant change in these factors can impact the economic viability of the Company’s mineral properties and have a material adverse effect on its financial condition. The estimation of Mineral Reserves is based on economic factors at the time of calculation, which may change over time. Additionally, there is no guarantee that metal recoveries observed in small-scale laboratory tests will be replicated in larger-scale tests or during production.

(d)	COVID-19 and Other Pandemics

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization (“WHO”) on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers. In December 2022, the Chinese government issued new guideline easing its zero-COVID policies and travel restrictions were lifted.

The Company’s business could be materially adversely affected by the effects of the COVID-19 pandemic. On May 5, 2023, WHO announced that COVID-19 no longer qualifies as a global emergency, and as at the date of this MD&A, the global spread of COVID-19 appears to have stabilized. The Company has modified its measures to monitor, combat and manage the impact of COVID-19 at its operations. Due to the potential for new variants of COVID-19, future disruptions to business internationally and related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time.

In Fiscal 2023, the Company modified its preventative control measures. These measures include continuing education and, where appropriate, voluntary vaccination campaigns to avoid illnesses related to COVID-19, COVID-19 variants, and the seasonal flu. Monitoring of worker wellness or fitness for duty, as recommended by the Canadian and Chinese Governments health agencies, continues.

There is no guarantee that the Company will not experience disruptions to some of its active mining operations due to COVID-19 restrictions in the future. Any resurgence of COVID-19 or the spread of other public health crises could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

(e)	Permits, licenses and national security clearance

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. No guarantee can be given that the national security clearance for Zhonghe Silver Project will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

In addition, China has further strengthened its national security review of foreign investment. The Measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must consider the timing and contingency of obtaining approval from the national security review process.

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

(f)	Title to properties

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.

We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.

In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.

Title insurance is generally not available for mineral properties in China and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

(g)	Operations and political conditions

All the Company’s material operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

(h)	Regulatory environment in China

The Company’s principal mining operations are in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations. China’s legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

In addition, China has further strengthened its national security review of foreign investment. The measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must take into account the timing and contingency of obtaining approval from the national security review process.

(i)	Environmental and safety risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to periodic inspection by government authorities. Failure to pass the inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect the

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

(j)	Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;
(ii)	discharge of pollutants or hazardous chemicals;
(iii)	industrial accidents;
(iv)	failure of processing and mining equipment;
(v)	labour disputes;
(vi)	supply problems and delays;
(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;
(viii)	encountering unanticipated ground or water conditions;
(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;
(x)	periodic interruptions due to inclement or hazardous weather conditions;
(xi)	equipment breakdown;
(xii)	other unanticipated difficulties or interruptions in development, construction or production;
(xiii)	other acts of God or unfavourable operating conditions; and
(xiv)	Health, safety, and operational risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens, including the potential for area lock-down affecting operations.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

(k)	Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, or unauthorized access that could destroy data or disable, degrade, or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, and loss of financial data which could affect our ability to provide accurate and timely financial reporting.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

(l)	Climate Change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

(m)	Claims and Legal Proceeding Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company’s financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

11.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

12.	Transactions with Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

(a)	Due from related parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

	March 31, 2023	March 31, 2022
NUAG (i)	$51	$43
TIN (ii)	37	23
	$88	$66

(i)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2023, the Company recovered $1.0 million (year ended March 31, 2022 - $0.7 million) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(ii)	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2023, the Company recovered $0.2 million (year ended March 31, 2022 - $0.2 million) from TIN for services rendered and expenses incurred on behalf of TIN. The costs recovered from TIN were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2023 and 2022 were as follows:

	Years Ended March 31,
	2023	2022
Cash compensation	3,057	3,246
Share-based compensation	3,764	3,179
	$6,821	$6,425

13.	Alternative Performance (Non-IFRS) Measures

The Company uses the following alternative performance measures to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three months and the year ended March 31, 2023 and 2022.

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-IFRS measures and supplemental information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash and unusual items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on investments, and other non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earning per share.

	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Net income (loss) as reported for the period	$2,281	$6,362	$21,100	$43,284
Adjustments, net of tax
Share-based compensation included in general and administrative	709	952	$3,842	$5,827
Foreign exchange loss (gain)	304	3,159	(4,842)	(267)
Share of loss in associates	725	920	2,901	2,188
(Gain) loss on equity investments	1,061	499	2,318	3,485
Impairment charges to mineral rights and properties	-	-	20,211	-
Impairment loss on bonds investments included in finance costs	1,937	-	2,883	10,560
Adjusted earnings for the period	$7,017	$11,892	$48,413	$65,077
Non-controlling interest as reported	2,046	2,396	492	12,650
Adjustments to non-controlling interest	-	-	10,894	-
Adjusted non-controlling interest	2,046	2,396	11,386	12,650
Adjusted earnings attributable to equity holders	$4,971	$9,496	$37,027	$52,427
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.03	$0.05	$0.21	$0.30
Diluted adjusted earning per share	$0.03	$0.05	$0.21	$0.29
Basic weighted average shares outstanding	176,771,265	177,105,799	176,862,877	176,534,501
Diluted weighted average shares outstanding	179,111,856	178,741,964	178,989,549	178,323,968

(b)	Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current asset less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(c)	Silver Equivalent

(d)	Silver equivalent is an alternative performance (non-IFRS) measure calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver and adding the converted amount expressed in silver ounces to the ounces of silver. Costs per Ounce of Silver

Cash costs and all-in sustaining costs (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net costs of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash costs is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash costs” metric and provides a comprehensive measure of the Company’s

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of cash costs and AISC per ounce of silver, net of by-product credits:

		Year ended March 31, 2023					Year ended March 31, 2022
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$74,390	$17,379	$-	$-	$91,769	$70,309	$18,228	$-	$-	$88,537
By-product sales
Gold		(6,647)	-	-	-	(6,647)	(5,083)	-	-	-	(5,083)
Lead		(50,477)	(6,366)	-	-	(56,843)	(48,504)	(8,586)	-	-	(57,090)
Zinc		(7,881)	(16,942)	-	-	(24,823)	(7,489)	(21,353)	-	-	(28,842)
Other		(4,087)	(2,137)	-	-	(6,224)	(3,840)	(1,795)	-	-	(5,635)
Total by-product sales	B	(69,092)	(25,445)	-	-	(94,537)	(64,916)	(31,734)	-	-	(96,650)
Total cash costs, net of by-product credits	C=A+B	5,298	(8,066)	-	-	(2,768)	5,393	(13,506)	-	-	(8,113)
Add: Mineral resources tax		4,238	857	-	-	5,095	4,865	1,087	-	-	5,952
General and administrative		7,394	2,678	415	13,249	23,736	8,228	2,651	529	14,181	25,589
Amortization included in general and administrative		(549)	(352)	(288)	(573)	(1,762)	(562)	(398)	(395)	(593)	(1,948)
Property evaluation and business development*		-	-	-	438	438	-	-	122	799	921
Government fees and other taxes		1,856	524	8	-	2,388	1,960	669	14	-	2,643
Reclamation accretion		165	45	29	-	239	209	25	35	-	269
Lease payment		-	-	-	597	597	-	-	-	637	637
Sustaining capital expenditures		31,737	4,607	30	257	36,631	24,472	4,259	106	128	28,965
All-in sustaining costs, net of by-product credits	F	50,139	293	194	13,968	64,594	44,565	(5,213)	411	15,152	54,915
Add: Non-sustaining capital expenditures		15,619	1,565	1,142	-	18,326	21,470	959	2,676	-	25,105
All-in costs, net of by-product credits	G	65,758	1,858	1,336	13,968	82,920	66,035	(4,254)	3,087	15,152	80,020
Silver ounces sold (’000s)	H	6,049	588	-	-	6,637	5,619	646	-	-	6,265
Cash costs per ounce of silver, net of by-product credits	(A+B)/H	$0.88	$(13.72)	$-	$-	$(0.42)	$0.96	$(20.91)	$-	$-	$(1.29)
All-in sustaining costs per ounce of silver, net of by- product credits	F/H	$8.29	$0.50	$-	$-	$9.73	$7.93	$(8.07)	$-	$-	$8.77
All-in costs per ounce of silver, net of by-product credits	G/H	$10.87	$3.16	$-	$-	$12.49	$11.75	$(6.59)	$-	$-	$12.77

By-product credits per ounce of silver
Gold		(1.10)	-	-	-	(1.00)	(0.90)	-	-	-	(0.81)
Lead		(8.34)	(10.83)	-	-	(8.56)	(8.63)	(13.29)	-	-	(9.11)
Zinc		(1.30)	(28.81)	-	-	(3.74)	(1.33)	(33.05)	-	-	(4.60)
Other		(0.68)	(3.63)	-	-	(0.94)	(0.68)	(2.78)	-	-	(0.90)
Total by-product credits per ounce of silver		$(11.42)	$(43.27)	$-	$-	$(14.24)	$(11.54)	$(49.12)	$-	$-	$(15.42)

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

		Three months ended March 31, 2023					Three months ended March 31, 2022
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$12,476	$3,148	$-	$-	$15,624	$14,354	$3,872	$-	$-	$18,226
By-product sales
Gold		(1,620)	-	-	-	(1,620)	(885)	-	-	-	(885)
Lead		(7,747)	(936)	-	-	(8,683)	(9,618)	(1,848)	-	-	(11,466)
Zinc		(1,032)	(2,050)	-	-	(3,082)	(1,908)	(3,387)	-	-	(5,295)
Other		(757)	(494)	-	-	(1,251)	(664)	(545)	-	-	(1,209)
Total by-product sales	B	(11,156)	(3,480)	-	-	(14,636)	(13,075)	(5,780)	-	-	(18,855)
Total cash costs, net of by-product credits	C=A+B	1,320	(332)	-	-	988	1,279	(1,908)	-	-	(629)
Add: Mineral resources tax		689	120	-	-	809	820	192	-	-	1,012
General and administrative		1,711	634	82	3,045	5,472	2,243	657	129	3,284	6,313
Amortization included in general and administrative		(137)	(90)	(59)	(143)	(429)	(142)	(101)	(97)	(158)	(498)
Property evaluation and business development*		-	-	-	62	62	-	-	12	71	83
Government fees and other taxes		355	56	4	-	415	345	96	5	-	446
Reclamation accretion		39	11	7	-	57	52	6	9	-	67
Lease payment		-	-	-	96	96	-	-	-	167	167
Sustaining capital expenditures		6,969	235	30	158	7,392	6,790	1,013	5	5	7,813
All-in sustaining costs, net of by-product credits	F	10,946	634	64	3,218	14,862	11,387	(45)	63	3,369	14,774
Add: Non-sustaining capital expenditures		2,101	249	42	-	2,392	3,253	146	187	-	3,586
All-in costs, net of by-product credits	G	13,047	883	106	3,218	17,254	14,640	101	250	3,369	18,360
Silver ounces sold (’000s)	H	966	107	-	-	1,073	1,058	115	-	-	1,173
Cash costs per ounce of silver, net of by-product credits	(A+B)/H	$1.37	$(3.10)	$-	$-	$0.92	$1.21	$(16.59)	$-	$-	$(0.54)
All-in sustaining costs per ounce of silver, net of by- product credits	F/H	$11.33	$5.93	$-	$-	$13.85	$10.76	$(0.39)	$-	$-	$12.60
All-in costs per ounce of silver, net of by-product credits	G/H	$13.51	$8.25	$-	$-	$16.08	$13.84	$0.88	$-	$-	$15.65

By-product credits per ounce of silver
Gold		(1.68)	-	-	-	(1.51)	(0.84)	-	-	-	(0.75)
Lead		(8.02)	(8.75)	-	-	(8.09)	(9.09)	(16.07)	-	-	(9.77)
Zinc		(1.07)	(19.16)	-	-	(2.87)	(1.80)	(29.45)	-	-	(4.51)
Other		(0.78)	(4.62)	-	-	(1.17)	(0.63)	(4.74)	-	-	(1.03)
Total by-product credits per ounce of silver		$(11.55)	$(32.53)	$-	$-	$(13.64)	$(12.36)	$(50.26)	$-	$-	$(16.06)

(e) Costs per Tonne of Ore Processed

The Company uses costs per tonne of ore processed to manage and evaluate operating performance at each of its mines. Costs per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining costs, shipping costs, and milling costs. Mining costs include costs of material and supplies, labour costs, applicable mine overhead costs, and mining contractor costs for mining ore; shipping costs includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling costs include costs of materials and supplies, labour costs, and applicable mill overhead costs related to ore processing. Mining costs per tonne is the mining costs divided by the tonnage of ore mined, shipping cost per tonne is the shipping costs divided by the tonnage of ore shipped from mine sites to mill sites; and milling costs per tonne is the milling costs divided by the tonnage of ore processed at the mill. Costs per tonne of ore processed are the total of per tonne mining costs, per tonne shipping costs, and per tonne milling costs.

All-in sustaining production costs per tonne is an extension of the production costs per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production costs per tonne is based on the Company’s production costs, and further includes general and administrative expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

The following table provides a reconciliation of production costs and all-in sustaining production costs per tonne of ore processed:

		Year ended March 31, 2023					Year ended March 31, 2022
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$74,390	$17,379	$-	$-	$91,769	$70,309	$18,228	$-	$-	$88,537
Adjustment for aggregate plant operations*		(1,360)	-	-	-	(1,360)	(2,129)	-	-	-	(2,129)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(4,740)	(139)	(35)	-	(4,914)	(5,996)	(442)	(34)	-	(6,472)
Add: stockpile and concentrate inventory - Ending		3,657	246	32	-	3,935	4,684	137	35	-	4,856
Net change of depreciation and amortization charged to inventory		(190)	17	-	-	(173)	(89)	53	-	-	36)
Adjustment for foreign exchange movement		667	(25)	3	-	645	(120)	(9)	(1)	-	(130)
		(606)	99	-	-	(507)	(1,521)	(261)	-	-	(1,782)
Adjusted production cost		$72,424	$17,478	$-	$-	$89,902	$66,659	$17,967	$-	$-	$84,626
Mining costs	A	60,472	12,405	-	-	72,877	55,859	12,780	-	-	68,639
Shipping costs	B	2,861	-	-	-	2,861	2,523	-	-	-	2,523
Milling Costs	C	9,091	5,073	-	-	14,164	8,277	5,187	-	-	13,464
Total cash production cost		$72,424	$17,478	$-	$-	$89,902	$66,659	$17,967	$-	$-	$84,626
General and administrative		7,394	2,678	415	13,249	23,736	8,228	2,651	529	14,181	25,589
Amortization included in general and administrative		(549)	(352)	(288)	(573)	(1,762)	(562)	(398)	(395)	(593)	(1,948)
Property evaluation and business development		-	-	-	438	438	-	-	122	799	921
Government fees and other taxes		1,856	524	8	-	2,388	1,960	669	14	-	2,643
Reclamation accretion		165	45	29	-	239	209	25	35	-	269
Lease payment		-	-	-	597	597	-	-	-	637	637
Adjustment for aggregate plant operations		-	-	-	-	-	(257)	-	-	-	(257)
Sustaining capital expenditures		31,737	4,607	30	257	36,631	24,472	4,259	106	128	28,965
All-in sustaining production cost	D	$113,027	$24,980	$194	$13,968	$152,169	$100,709	$25,173	$411	$15,152	$141,445
Non-sustaining capital expenditures		15,619	1,565	1,142	-	18,326	21,470	959	2,676	-	$25,105
All in production cost	E	$128,646	$26,545	$1,336	$13,968	$170,495	$122,179	$26,132	$3,087	$15,152	$166,550
Ore mined (’000s)	F	769.024	299.959	-	-	1,068.983	681.398	314.882	-	-	996.280
Ore shipped (’000s)	G	777.228	299.959	-	-	1,077.187	684.959	314.882	-	-	999.841
Ore milled (’000s)	H	773.057	299.597	-	-	1,072.654	684.293	318.042	-	-	1,002.335
Per tonne Production cost
Cash mining cost ($/tonne)	I=A/F	78.63	41.36	-	-	68.17	81.98	40.59	-	-	68.90
Shipping costs ($/tonne)	J=B/G	3.68	-	-	-	2.66	3.68	-	-	-	2.52
Cash milling costs ($/tonne)	K=C/H	11.76	16.93	-	-	13.20	12.10	16.31	-	-	13.43
Cash production costs ($/tonne)	L=I+J+K	$94.07	$58.29	$-	$-	$84.03	$97.76	$56.90	$-	$-	$84.85
All-in sustaining production costs ($/tonne)	M=(D-A-B-C)/H+L	$146.59	$83.33	$-	$-	$142.08	$147.52	$79.56	$-	$-	$141.54
All in costs ($/tonne)	N=M+(E-D)/H	$166.80	$88.55	$-	$-	$159.16	$178.89	$82.57	$-	$-	$166.58

		Three months ended March 31, 2023					Three months ended March 31, 2022
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$12,476	$3,148	$-	$-	$15,624	$14,354	$3,872	$-	$-	$18,226
Adjustment for aggregate plant operations		(79)	-	-	-	(79)	(470)	-	-	-	(470)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(2,254)	(42)	(32)	-	(2,328)	(5,062)	(725)	(35)	-	(5,822)
Add: stockpile and concentrate inventory - Ending		3,657	246	32	-	3,935	4,684	137	35	-	4,856
Net change of depreciation and amortization charged to inventory		83	12	-	-	95	(84)	101	-	-	17
Adjustment for foreign exchange movement		(352)	(45)	-	-	(397)	(25)	(3)	-	-	(28)
		1,134	171	-	-	1,305	(487)	(490)	-	-	(977)
Adjusted production cost		$13,531	$3,319	$-	$-	$16,850	$13,397	$3,382	$-	$-	$16,779
Mining costs	A	11,074	2,305	-	-	13,379	10,996	2,274	-	-	13,270
Shipping costs	B	463	-	-	-	463	504	-	-	-	504
Milling Costs	C	1,994	1,014	-	-	3,008	1,897	1,108	-	-	3,005
Total cash production cost		$13,531	$3,319	$-	$-	$16,850	$13,397	$3,382	$-	$-	$16,779
General and administrative		1,711	634	82	3,045	5,472	2,243	657	129	3,284	6,313
Amortization included in general and administrative		(137)	(90)	(59)	(143)	(429)	(142)	(101)	(97)	(158)	(498)
Property evaluation and business development		-	-	-	62	62	-	-	12	71	83
Government fees and other taxes		355	56	4	-	415	345	96	5	-	446
Reclamation accretion		39	11	7	-	57	52	6	9	-	67
Lease payment		-	-	-	96	96	-	-	-	167	167
Adjustment for aggregate plant operations		-	-	-	-	-	(48)	-	-	-	(48)
Sustaining capital expenditures		6,969	235	30	158	7,392	6,790	1,013	5	5	7,813
All-in sustaining production cost	D	$22,468	$4,165	$64	$3,218	$29,915	$22,637	$5,053	$63	$3,369	$31,170
Non-sustaining capital expenditures		2,101	249	42	-	2,392	3,253	146	187	-	3,586
All in production cost	E	$24,569	$4,414	$106	$3,218	$32,307	$25,890	$5,199	$250	$3,369	$34,846
Ore mined (’000s)	F	132.205	49.643	-	-	181.848	130.612	49.893	-	-	180.505
Ore shipped (’000s)	G	135.081	49.643	-	-	184.724	129.256	49.893	-	-	179.149
Ore milled (’000s)	H	130.910	48.483	-	-	179.393	131.731	50.939	-	-	182.670
Per tonne Production cost
Cash mining cost ($/tonne)	I=A/F	83.76	46.43	-	-	73.57	84.19	45.58	-	-	73.52
Shipping costs ($/tonne)	J=B/G	3.43	-	-	-	2.51	3.90	-	-	-	2.81
Cash milling costs ($/tonne)	K=C/H	15.23	20.91	-	-	16.77	14.40	21.75	-	-	16.45
Cash production costs ($/tonne)	L=I+J+K	$102.42	$67.34	$-	$-	$92.85	$102.49	$67.33	$-	$-	$92.78
All-in sustaining production costs ($/tonne)	M=(D-A-B-C)/H+L	$170.69	$84.79	$-	$-	$165.68	$172.63	$100.13	$-	$-	$171.56
All in costs ($/tonne)	N=M+(E-D)/H	$186.74	$89.93	$-	$-	$179.01	$197.33	$103.00	$-	$-	$191.69

* The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

14. Critical Accounting Policies, Judgments, and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously

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Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2023 and 2022.

15. New Accounting Standards

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term “significant accounting policies” with “material accounting policy information”. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error.

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier

Management’s Discussion and Analysis	Page 38

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Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company’s financial statements.

16. Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found on EDGAR at www.sec.gov;

(c)	may be found at the Company’s website www.silvercorp.ca;

(d)	may be found in the Company’s Annual Information Form; and

(e)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2023.

17. Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 176,945,688 common shares with a recorded value of $256.3 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
478,000	$3.93	4/26/2027
478,000	$4.08	2/23/2028
478,000	$5.46	5/26/2025
400,000	$9.45	11/11/2025
1,431,668

(c) Restricted Share Units (RSUs)

Outstanding – 3,008,247 RSUs with an average grant date closing price of CAD$5.30 per share.

18. Corporate Governances, Safety, Environmental and Social Responsibility

The Company’s core objectives are to be safe, efficient, and sustainable, and operate responsibly with the environment and cooperatively with the local communities. The Company strive to build a strong cooperate culture centered around our key values of respect, equality, and responsibility, and aim to deliver social benefits while creating shareholder value.

As a responsible miner, the Company is committed to integrating environmental, social, and governance (“ESG”) factors into our business strategies and generating impactful changes in the communities in which the Company

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

work and live. Through the integration of ESG factors into our strategic planning, operations, and management, the Company are able to bring about sustainable economic, social, and environmental value to all stakeholders. Details of our ESG performance will be provided in the Company’s Fiscal 2023 Sustainability Report, which is expected to be available in the second quarter of Fiscal 2024.

(a)	Corporate Governance

The Corporate Governance Committee of the Board of the Company reviews the Company’s policies on an annual basis, including Anti-Corruption Policy, Code of Ethical Conduct, Clawback Policy, Corporate Disclosure Policy, and Whistleblower Policy, which are then approved by the Board of the Company. All of the Company’s directors and officers were re-certified with all the policies, confirming they are familiar with and acknowledge the contents of the Company’s policies, and committing to fulfill them and to report any violation. The Company also regularly trains its critical employees in anti-corruption practices.

In Fiscal 2023, the Sustainability Committee of the Board of the Company adopted a Community Relations Policy, a Human Rights Protection Policy, an Environmental Protection Policy, and an Occupational Health and Safety Policy, which are then approved by the Board of the Company.

For more information on the Company’s Corporate Governance practices, please review the Company’s Annual Information Form and Management Information Circular available on the Company’s website at www.silvercorp.ca.

(b)	Health, Safety, and Environment

The Company prioritizes environmental protection, as well as ensuring a safe workplace for all employees and contractors at all of our sites. In an effort to further illustrate the Company’s commitment to strengthening our management team, both the Ying Mining District and GC Mine have successfully passed the annual review for the Environmental Management System (ISO 14001) certification in Fiscal 2023.

Safety is top priority at Silvercorp. In Fiscal 2023, the Company arranged more than 1,700 safety training sessions, which covered 100% of workers at the Ying Mining District and the GC Mine.

In response to occupational health risks associated, the Company further improved its risk identification and management process, both the Ying Mining District and GC Mine have successfully passed the annual review for the Occupational Health and Safety Management System (ISO 45001) certification in Fiscal 2023.

In addition to the “Green Mine” certification at SGX-HZG, TLP-LM, and HPG mines at the Ying Mining District and the GC Mine, the DCG mine at the Ying Mining District is also in the process to apply for the certification of the “Green Mine”. In Fiscal 2023, the Company processed approximately 480,000 tonnes of waste rock from the Ying Mining District. The Company also developed an automation chemical precipitation system to treat water from underground mines, and then through an automated control system to supply the treated water to the mill for ore processing and to local farmer for irrigation.

In Fiscal 2023, the Company spent approximately $2.0 million in the efforts to reduce its energy and water consumption, to minimize the negative impact on of greenhouse gas emissions and water quality, and to comply with the requirements of the “Green Mine” certification.

(c)	Social Responsibility and Economic Value

The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in, and contributes to numerous community programs that typically centre on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the taxes and fees paid to various levels of government in China, in Fiscal 2023, the Company also contributed approximately $3.3 million to social programs, including:

●	$2.8 million contributions to the local county to help improve local infrastructure, environmental

Management’s Discussion and Analysis	Page 40

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

protection and help the local community withr a clean water access project;

●	$0.2 million donation to the charity association and local communities to promoted community health and poverty reduction in the local communities, with an emphasis on children and seniors, with periodic visits and subsidies; and

●	$0.3 million donations to institutions in scholarship or education assistance programs to support children’s education at the local and national levels.

19.	Disclosure Controls and Procedures

Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”) and U.S. Exchange Act.

As of March 31, 2023, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

20.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Management’s Discussion and Analysis	Page 41

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of March 31, 2023 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2023 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who has also issued a report on the internal controls over financial reporting included within our annual consolidated financial statements.

21.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended March 31, 2023 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

22.	Subsequent Event

On May 15, 2023, the Company announced that it has signed a non-binding term sheet (the “Term Sheet”) with Celsius Resources Limited (“Celsius”), a company publicly listed on Australian Securities Exchange (“ASX”) and the London Stock Exchange Alternative Investment Market (“AIM”) under the symbol of “CLA”, regarding a proposed transaction (the “Proposed Transaction”) pursuant to which the Company will acquire all of the issued and outstanding shares of Celsius. Celsius owns the advanced-stage Maalinao-Caigutan-Biyog copper-gold project (“MCB Project”) in the Philippines, which is located in the Cordillera Administrative Region of the Philippines, approximately 320 km north of Manila. The major terms of the Proposed Transaction are:

●	The Company has offered to acquire all of the outstanding shares of Celsius from the shareholders of Celsius, at a fixed price of AUD$0.030 per share, in exchange for consideration comprising 90% the Company’s shares and 10% in cash. The Company’s share price will be determined based on the volume weighted average trading price (“VWAP”) on the NYSE for the 20 business days ending on the scheme record date.

●	The consideration of AUD$0.030 per share represents a 76% premium to the 20-day VWAP of Celsius as of the close of trading on the ASX on May 11, 2023. The total consideration is approximately AUD$56 million.

●	Celsius and the Company have also executed a private placement subscription agreement at AUD$0.015 per Celsius share for a total of AUD$5 million. This will provide interim funding for further development of Celsius’ MCB Project. The private placement was closed on May 16, 2023. Upon closing of the private placement, the Company owns 15.1% of the outstanding shares of Celsius.

●	In addition to the consideration, Celsius shareholders will receive shares in a new exploration company (“Spinco”) which will hold all of Celsius’ rights and interests with respect to the Sagay (Philippines) and Opuwo (Namibia) projects. The Spinco shares will be distributed on a 10 Celsius shares for 1 Spinco share basis. Spinco will seek a listing on the ASX or AIM via a demerger and

Management’s Discussion and Analysis	Page 42

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

concurrent initial public offering. Silvercorp has agreed to invest AUD$4 million in Spinco, valued at a post-financed market capitalization of AUD$30 million.

●	The Proposed Transaction will be implemented by way of a Scheme of Arrangement (“Arrangement”) or other appropriate form of transaction under Australian laws, under a definitive agreement (“Definitive Agreement”) to be negotiated and entered into by the Company and Celsius within one month of the Term Sheet. The final structure of the Proposed Transaction will be governed by the terms of the Definitive Agreement. The Term Sheet does not create a binding agreement with Celsius for the Proposed Transaction, and there is no assurance that Silvercorp and Celsius will reach agreement on the terms of the Definitive Agreement as set out in the Term Sheet, or at all. If the Proposed Transaction is not completed, the Company will have the right to maintain its percentage interest in Celsius pursuant to the placement agreement. In addition to entering into the Definitive Agreement, completion of the Proposed Transaction is subject to, among other conditions, satisfactory completion of due diligence, voting support of key Celsius shareholders, Celsius shareholder approval, and regulatory approvals.

23.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Lon Shaver, Vice President
David Kong, Director
Marina A. Katusa, Director
Ken Robertson, Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

●	the price of silver and other metals;

●	estimates of the Company’s revenues and capital expenditures;

●	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

●	projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

Management’s Discussion and Analysis	Page 43

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

●	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

●	plans, projections and estimates included in the Fiscal 2024 Guidance

●	timing of receipt of permits, licenses, and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

●	COVID–19;

●	fluctuating commodity prices;

●	fluctuating currency exchange rates;

●	increasing labour cost;

●	exploration and development programs;

●	feasibility and engineering reports;

●	permits and licenses;

●	title to our properties;

●	operations and political conditions;

●	regulatory environment in China, Mexico and Canada;

●	environmental risks;

●	mining operations;

●	cybersecurity;

●	climate changes;

●	general economic conditions; and

●	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. Assumptions may prove to be incorrect and actual

Management’s Discussion and Analysis	Page 44

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Management’s Discussion and Analysis

For the Year Ended March 31, 2023

(Tabular amounts are expressed in thousands of U.S. dollars, except share, per share, cost data, and production data, or otherwise stated)

results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 45